May 1, 2015

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey Riedler

Re:                             Adaptimmune Therapeutics plc

Registration Statement on Form F-1

File No. 333-203267

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Adaptimmune Therapeutics plc (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on May 5, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Registrant’s understanding that its registration of the American Depositary Shares (“ADSs”) of the Registrant under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-37368) shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Stock Market LLC with respect to the ADSs of the Registrant and the effectiveness of the Registration Statement.

[Signature page follows]

Adaptimmune Therapeutics plc • 91 Park Drive • Milton Park • Oxon • OX14 4RY • U.K.

T: +44 (0)1235 430000 • F: +44 (0)1235 430001 • www.adaptimmune.com

Registered in England no: 9338148

Very truly yours,

Adaptimmune Therapeutics plc

By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary